[Letterhead of Perfect World Co., Ltd.]

January 23, 2013

VIA EDGAR

Stephen Krikorian, Accounting Branch Chief

Ryan Rohn, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                   Perfect World Co., Ltd. (the “Company”)
Form 20-F for the Fiscal Year ended December 31, 2011 (the “2011 20-F”)
Filed May 11, 2012 (File No. 001-33587)

Dear Mr. Krikorian and Mr. Rohn:

This letter sets forth the Company’s response to the comments contained in the letter dated January 9, 2013 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2011 20-F.  The comments are repeated below and followed by the response thereto.

Item 5. Operating and Financial Review and Prospects

Revenues, page 61

1.              We note your response to prior comment 2, that you have not historically analyzed the relevant annual active charging accounts and the annual average revenue per active charging accounts for your overseas markets. We further note that your international revenues have increased significantly over the last few years and represent a significant portion of your revenues. In this regard, tell us what consideration you gave to separately discussing and analyzing your results of operations for your two principal operating segments as disclosed in your footnote 22 to your financial statements. The user information can be separated and disclosed based on PRC and International operations that would in part address the differences noted in your response to prior comment 2. Refer to the guidance in Section III.F.1 of SEC Release 33-6835.

In response to the Staff’s comments, the Company will separately discuss and analyze its results of operations for its PRC and international operations in its annual report on Form 20-F for the fiscal year ended December 31, 2012 to the extent such separate disclosure would provide a more complete and meaningful picture of the Company than on a consolidated basis.

In addition to the user information for the Company’s PRC operations, the Company will extract the relevant active charging accounts and average revenue per active charging accounts information for its self-operated games in its international operations based on available historical raw user data recorded over the course of its business operations, and make appropriate disclosure of these user information in its annual report on Form 20-F for the fiscal year ended December 31, 2012. The Company respectfully advises the Staff that due to the fact that the Company didn’t systematically collect these data beforehand and different approaches were used in recording user information in the Company’s overseas entities, the Company will have to make its best estimates and use good faith judgment to derive the relevant user information.

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If you have any additional questions or comments regarding the 2011 20-F, please contact the undersigned at (86 10) 5780-5700 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (+852) 3740-4850.

Very truly yours,

/s/ Kelvin Wing Kee Lau
Kelvin Wing Kee Lau
Chief Financial Officer

cc:                  Michael Yufeng Chi, Chairman and Chief Executive Officer, Perfect World Co., Ltd.
Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong
Geoffrey Wang, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Beijing